SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. __)

SEA CONTAINERS LTD.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

       811371707

(CUSIP Number)

                   December 31, 2007

(Date of Event Which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 811371707	13 G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Post Advisory Group, LLC (“Post”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 811371707	13 G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Principal Financial Group, Inc. (“Principal”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 811371707	13 G	Page 4 of 9 Pages

ITEM 1.

(a) Name of Issuer: Sea Containers Ltd.
(b) Address of Issuer’s Principal Executive Offices:
22 Victoria Street
Hamilton HM 12, Bermuda

ITEM 2.

(a)	Name of Person Filing: Post Advisory Group, LLC and Principal Financial Group, Inc.
(b)	Address of Principal Office:

(Post)	(Principal)
11755 Wilshire Boulevard Suite 1400 Los Angeles, California 90025	711 High Street Des Moines, Iowa 50392

(c)	Citizenship: Delaware
(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
(e)	CUSIP Number: 811371707

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).(Post)
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 811371707	13 G	Page 5 of 9 Pages

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).(Principal)
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
0
(b) Percent of class:
0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
0

CUSIP No. 811371707	13 G	Page 6 of 9 Pages

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Post, a subsidiary of Principal, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

CUSIP No. 811371707	13 G	Page 7 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

POST ADVISORY GROUP, LLC

/s/ LAWRENCE A. POST
Name: Lawrence A. Post
Title: Chief Investment Officer

PRINCIPAL FINANCIAL GROUP, INC.

/s/ E Z LAMALE
Name: Ellen Z. Lamale
Title: Senior Vice President & Chief Actuary

CUSIP No. 811371707	13 G	Page 8 of 9 Pages

LIST OF EXHIBITS

TO SCHEDULE 13G

Page
1. Agreement to Make Joint Filing ......................................................	9

CUSIP No. 811371707	13 G	Page 9 of 9 Pages

EXHIBIT

AGREEMENT TO MAKE JOINT FILING

This Agreement to Make Joint Filing hereby confirms the agreement by and between the undersigned that the Schedule 13G filed on or about this date, and any further amendments thereto, with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock of Sea Containers Ltd. is being filed on behalf of each of the undersigned.

Date: February 12, 2008

POST ADVISORY GROUP, LLC

/s/ LAWRENCE A. POST
Name: Lawrence A. Post
Title: Chief Investment Officer

PRINCIPAL FINANCIAL GROUP, INC.

/s/ E Z LAMALE
Name: Ellen Z. Lamale
Title: Senior Vice President & Chief Actuary